VH 3-13-02

02019641

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 05 2002
WASH, D.C.
354

SEC FILE NUMBER
8-48455

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WOODBRIDGE CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 BRADLEY ROAD, SUITE 504
(No. and Street)

WOODBRIDGE, CT 06525
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM H.H. REES 203-387-4682
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAILEY, MOORE, GLAZER, SCHAEFER & PROTO, LLP
(Name — *if individual, state last, first, middle name*)

16 LUNAR DRIVE (Address) WOODBRIDGE (City) CT (State) 06525 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, WILLIAM H.H. REES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WOODBRIDGE CAPITAL CORPORATION, as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President / Principal

Title

Notary Public

My Commission Expires May 31, 2005

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAILEY, MOORE, GLAZER, SCHAEFER & PROTO, LLP

CERTIFIED PUBLIC ACCOUNTANTS

16 LUNAR DRIVE,
WOODBRIDGE, CT 06525
203 397 7700
FAX 203 397 7717

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Woodbridge Capital Corporation
Woodbridge, Connecticut

In planning and performing our audit of the financial statements of Woodbridge Capital Corporation for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following: (1) Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above. Additionally, no matters came to our attention that caused us to believe that the exemptive provisions of rule 15c 3-3 have not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, is not intended to be and should not be used by anyone other than these specified parties.

Bailey Moore Glazer Schaefer & Proto, LLP

Woodbridge, Connecticut
February 18, 2002

WOODBRIDGE CAPITAL CORPORATION

WOODBRIDGE, CONNECTICUT

FINANCIAL STATEMENTS

DECEMBER 31, 2001

BAILEY, MOORE, GLAZER, SCHAEFER & PROTO, LLP
CERTIFIED PUBLIC ACCOUNTANTS

16 LUNAR DRIVE, WOODBRIDGE, CT 06525

WOODBRIDGE CAPITAL CORPORATION

TABLE OF CONTENTS

Bailey, Moore, Glazer, Schaefer & Proto, LLP

Certified Public Accountants

16 Lunar Drive,
Woodbridge, CT 06525
203 397 7700
Fax 203 397 7717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Woodbridge Capital Corporation
Woodbridge, Connecticut

We have audited the accompanying statements of financial condition of Woodbridge Capital Corporation (a Connecticut S corporation) as of December 31, 2001 and 2000, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17A-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodbridge Capital Corporation as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9-10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bailey Moore Glazer Schaefer & Proto, LLP

Woodbridge, Connecticut
February 18, 2002

WOODBRIDGE CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2001	December 31, 2000
ASSETS:		
Cash	$ 118,473	$ 85,752
Commissions receivable	7,154	26,359
Prepaid taxes	375	3,591
Investments	3,300	3,300
Total	$ 129,302	$ 119,002
LIABILITIES AND SHAREHOLDER'S EQUITY:		
Liabilities:		
Commissions payable		$ 5,184
Accounts payable	$ 1,075	200
Total liabilities	1,075	5,384
Shareholder's Equity:		
Common shares, $100 par value; 5,000 shares authorized, 108 shares issued and outstanding	10,800	10,800
Retained earnings	117,427	102,818
Total shareholder's equity	128,227	113,618
Total	$ 129,302	$ 119,002

The accompanying notes are an integral part of the financial statements.

WOODBRIDGE CAPITAL CORPORATION

STATEMENTS OF INCOME

	Years Ended December 31, 2001	Years Ended December 31, 2000
Revenues:		
Commissions	$ 402,104	$ 508,707
Dividends	3,823	3,450
Miscellaneous	139	1,200
Total revenues	406,066	513,357
Expenses:		
Commissions	384,625	435,558
Professional fees	4,575	3,700
Dues and subscriptions	962	1,820
Bank charges	600	504
Licenses and fees	580	115
Miscellaneous	115	-
Amortization	-	250
Total expenses	391,457	441,947
Income Before Income Taxes	14,609	71,410
Provision For Income Taxes	-	1,643
Net Income	$ 14,609	$ 69,767

The accompanying notes are an integral part of the financial statements.

WOODBRIDGE CAPITAL CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Retained Earnings
Balance at January 1, 2000	$ 7,500	$ 33,051
Issuance of 33 Shares of Stock	3,300	-
Net Income - 2000	-	69,767
Balance at December 31, 2000	10,800	102,818
Net Income - 2001	-	14,609
Balance at December 31, 2001	$ 10,800	$ 117,427

The accompanying notes are an integral part of the financial statements.

WOODBRIDGE CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2001	2000
Cash Flows From Operating Activities:		
Net income	$ 14,609	$ 69,767
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	-	250
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Commission receivable	19,205	(26,238)
Prepaid taxes	3,216	(2,399)
Increase (decrease) in liabilities:		
Commissions payable	(5,184)	5,063
Accounts payable	875	200
Total adjustments	18,112	(23,124)
Net cash provided by operating activities	32,721	46,643
Net Increase in Cash	32,721	46,643
Cash - January 1	85,752	39,109
Cash - December 31	$ 118,473	$ 85,752
Supplemental Disclosure of Cash Flows Information:		
Cash paid during the year for:		
Income taxes	$ -	$ 4,042
Supplemental Schedule of Noncash Investing and Financing Activities:		
Investments acquired by issuance of common shares		$ 3,300

The accompanying notes are an integral part of the financial statements.

WOODBRIDGE CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note #1 - Summary of Significant Accounting Policies.

Nature of Business.

The Company, formed on June 12, 1995, is a licensed broker dealer and a member of the National Association of Securities Dealers (NASD). Services include the sale of variable annuities and other investment products. The Company has an office in Woodbridge, Connecticut and provides services principally in Connecticut.

Use of Estimates.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions Receivable.

Commissions receivable represent commissions due on variable annuities sold through December 31 and recorded on a trade date basis.

Investments.

The Company acquired 300 shares of common stock of NASD in 2000. The investment is reported at cost basis and is not readily marketable.

Intangible Assets.

The Company amortized start up costs over a five year period. Amortization for the year ended December 31, 2000 was $250.

Cash Flows Information.

For purposes of reporting the statements of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less as cash on the accompanying statements of financial condition.

Income Taxes.

Effective January 1, 1996, the Company, with the consent of its shareholder, elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under the provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholder is liable for income taxes on his share of the Company's taxable income. The state discontinued the corporate tax for S corporations effective January 1, 2001.

Note #2 - Net Capital Requirements.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $117,398 which was $112,398 in excess of its required net capital of $5,000. At December 31, 2000, the Company had net capital of $80,368 which was $75,368 in excess of its required net capital of $5,000.

WOODBRIDGE CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note #3 - Related Party Transaction.

The Company has an agreement with an affiliate to share office space. It is agreed that this affiliate will pay all operating expenses necessary to operate the office.

Note #4 - Subsequent Events.

The shareholder of Woodbridge Capital Corporation has entered into preliminary negotiations to sell the assets of the Company.

WOODBRIDGE CAPITAL CORPORATION

SUPPLEMENTARY INFORMATION

STATEMENTS OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

	December 31, 2001	December 31, 2000
Total Assets	$ 129,302	$ 119,002
Less Total Liabilities	1,075	5,384
Net Worth	128,227	113,618
Less Non-Allowance Assets	10,829	33,250
Current Capital	117,398	80,368
Required Net Capital	5,000	5,000
Excess Net Capital	$ 112,398	$ 75,368
Aggregate Indebtness	$ 1,075	$ 5,384
Aggregate Indebtness To Net Capital	1.0%	7.1%

WOODBRIDGE CAPITAL CORPORATION

RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL TO

THE UNAUDITED FOCUS REPORT PART 11A

	December 31, 2001	December 31, 2000
Excess Net Capital Per Focus Report - Part 11A (Unaudited)	$ 111,233	$ 73,773
Miscellaneous - Including Haircut on Securities Deducted On FOCUS Report	2,222	1,595
Miscellaneous - Cash Adjustment	18	-
Accrual For Accounts Payable	(1,075)	-
Excess Net Capital Per Audited Report	$ 112,398	$ 75,368